Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: July 29, 2013

OMNICOM AND PUBLICIS GROUPE TO MERGE

Merger of equals to create Publicis Omnicom Group, a best-in-class communications, advertising, marketing and digital services company with combined 2012 revenue of $22.7 billion / €17.7 billion

Combined market capitalization of $35.1 billion / €26.5 billion

•       Brings together iconic agency brands, offering clients industry-leading breadth of services, global reach and the most highly recognized and awarded talent

•       Jointly led by Omnicom CEO John Wren and Publicis Groupe CEO Maurice Lévy as co-CEOs

•       Provides compelling benefits for clients, employees and shareholders

•       Publicis Groupe and Omnicom shareholders will each hold approximately 50% of the new company’s equity

•       New entity expected to be listed on the NYSE and Euronext Paris and included in S&P 500 and CAC 40

Mr. Wren & Mr. Lévy said jointly: “For many years, we have had great respect for one another as well as for the companies we each lead. This respect has grown in the past few months as we have worked to make this combination a reality. We look forward to co-leading the combined company and are excited about what our people can achieve together for our clients and our shareholders.”

New York and Paris, July 28, 2013 – Omnicom Group Inc. (NYSE: OMC) and Publicis Groupe SA (Euronext Paris: FR0000130577) today announced that they have signed a definitive agreement for a merger of equals, creating the world’s leading company in communications, advertising, marketing and digital services, with combined 2012 revenue of $22.7 billion / €17.7 billion. Based on closing prices on July 26, 2013, Publicis Omnicom Group will have a combined equity market capitalization of approximately $35.1 billion / €26.5 billion. The merged group of more than 130,000 employees will be exceptionally well positioned to serve clients’ evolving needs, helping them to build their brands and grow their businesses in the rapidly changing communications landscape.

The combination, which has been unanimously approved by the Boards of Directors of both companies, brings together the most extensive portfolio of best-in-class agencies offering clients the industry’s leading talent across disciplines and geographies. Publicis Omnicom Group will include such iconic agency brands as BBDO, Saatchi & Saatchi, DDB, Leo Burnett, TBWA, Razorfish, Publicis Worldwide, Fleishman-Hillard, DigitasLBi, Ketchum, StarcomMediaVest, OMD, BBH, Interbrand, MSLGROUP, RAPP, Publicis Healthcare Communications Group (PHCG),

Proximity, Rosetta, CDM, ZenithOptimedia and Goodby, Silverstein & Partners, to name just a few.

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Maurice Lévy, Chairman and CEO of Publicis Groupe, said: “The communication and marketing landscape has undergone dramatic changes in recent years including the exponential development of new media giants, the explosion of Big Data, blurring of the roles of all players and profound changes in consumer behavior. This evolution has created both great challenges and tremendous opportunities for clients. John and I have conceived this merger to benefit our clients by bringing together the most comprehensive offering of analog and digital services. Equally important, it will offer our talented people new avenues for growth and success at the crossroads of strategic intelligence, creativity, science and technology.”

John Wren, CEO of Omnicom, said: “Both Maurice and I believe this new company reflects our vision of retaining the best talent, attracting an incredible roster of clients and leading innovation. Omnicom and Publicis Groupe are reshaping the industry by setting a new standard for supporting clients with integrated messaging across marketing disciplines and geographies. This combination will enable us to leverage the skills of our exceptionally talented people, our broad product offering, enhanced global footprint, and tremendous roster of global and local clients. In short, we believe this is a merger that will set our new company on a path to accelerated growth, with long-term benefits for clients, employees and shareholders.”

Mr. Wren & Mr. Lévy said jointly: “For many years, we have had great respect for one another as well as for the companies we each lead. This respect has grown in the past few months as we have worked to make this combination a reality. We look forward to co-leading the combined company and are excited about what our people can achieve together for our clients and our shareholders.”

Publicis Omnicom Group has been structured with balanced corporate governance consistent with the spirit of a merger of equals. Publicis Groupe and Omnicom’s CEOs will lead the company as co-CEOs through an initial integration and development period of 30 months, following which Mr. Lévy will become non-executive Chairman and Mr. Wren will continue as CEO. The company will have a single-tier board with 16 members, consisting of the two co-CEOs and seven non-executive directors from each company.

For the first year following the closing of the transaction, Bruce Crawford, currently Omnicom Chairman, will be the non-executive Chairman of Publicis Omnicom Group. He will be succeeded by the current Publicis Groupe Chairperson, Elisabeth Badinter, as non-executive Chairperson for the second year following the closing of the transaction.

The transaction is expected to create significant value for shareholders. The new company’s broader portfolio of agencies and services and deeper geographic footprint will allow the combined company to accelerate revenue growth and create operating synergies. The future scalability and internal synergies of the combined company are expected to generate efficiencies of $500 million / €377 million.

The transaction is a cross-border merger of equals under a holding company, Publicis Omnicom Group, in The Netherlands. The Group’s operational head offices will continue to be based in Paris and New York. The merger is expected to be tax-free to the shareholders of both companies. The transaction has been structured so that the shareholders of Publicis Groupe and Omnicom, after special dividends, will each hold approximately 50% of the equity of Publicis Omnicom Group. Publicis Groupe shareholders will receive one newly issued ordinary share of Publicis Omnicom Group for each Publicis Groupe share they own, together with a special dividend of €1.00 per share. Omnicom shareholders will receive 0.813 newly issued ordinary shares of Publicis Omnicom Group for each Omnicom share they own, together with a special dividend of $2.00 per share. In addition, Omnicom shareholders will receive up to two regular quarterly dividends of $0.40 per share if declared and the record date occurs prior to closing.

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Ms. Badinter and family members as well as Mr. Lévy have entered into agreements in support of the merger, as have Mr. Wren, Mr. Crawford, and Mr. Randall Weisenburger, Omnicom’s CFO.

Publicis Omnicom Group is expected to be listed on the NYSE and Euronext Paris, traded under the symbol OMC, and to be included in the S&P 500 and CAC 40.

The transaction is subject to approval by the shareholders of both companies as well as numerous regulatory approvals. It is expected to close in the fourth quarter of 2013 or the first quarter of 2014.

Publicis Groupe and Omnicom have expressed the desire to have their shares start trading simultaneously on the day of announcement. As a consequence and because of the time difference, Publicis Groupe has asked Euronext Paris to postpone the trading of its shares to 9.30am New York time / 3.30pm Paris time.

Moelis & Company is financial advisor to Omnicom on the transaction. Rothschild is acting as financial advisor to Publicis Groupe. Legal advisors to Omnicom are Latham & Watkins LLP and De Brauw Blackstone Westbroek N.V. Legal advisors to Publicis Groupe are Wachtell, Lipton, Rosen & Katz; Darrois Villey Maillot Brochier; and NautaDulith N.V. Jones Day provided counsel to Moelis & Company.

Note: Market capitalizations and efficiencies converted at USD/EUR exchange rate of 1.327 (as at July 26, 2013); Revenues converted at USD/EUR exchange rate of 1.285 (average of 2012)

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A slide show will be available on both companies’ websites today at 9.00am (ET) / 3.00pm (CET).

Pre-recorded Video

Publicis Groupe and Omnicom will post a pre-recorded CEO video to their respective web sites, on July 29.

Conference call

In addition, Publicis Groupe and Omnicom will host a live Q/A session by call from New York City at 8am ET (2pm CET) tomorrow, July 29. For those who wish to access this live event dial-in numbers are:

PRIMARY DIAL-IN #: 800 901.5213 US

SECONDARY DIAL-IN #: 617 786.2962 INTERNATIONAL

PARTICIPANT PASSCODE: 37553167

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. We offer the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 60,000 professionals.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | Linkedin : Publicis Groupe |

http://www.youtube.com/user/PublicisGroupe |

Viva la Difference !

About Omnicom

Omnicom Group Inc. (NYSE: OMC) is a leading global marketing and corporate communications company. Omnicom’s branded networks and numerous specialty firms provide advertising, strategic media planning and buying, digital and interactive marketing, direct and promotional marketing, public relations and other specialty communications services to over 5,000 clients in more than 100 countries.

www.Omnicom.com |

Communication Contacts

Omnicom Joanne Trout	+(1) 212-415-3669	Publicis Groupe Peggy Nahmany	+33 (0) 1 44 43 72 83

Ketchum AJ Goodman	+(1) 646-935-4123	Keskst and Company Ruth Pachman	+(1) 917-842-1122

Investor Contacts

Omnicom		Publicis Groupe
Randall Weisenburger	+(1) 212-415-3393	Martine Hue	+ 33 (0) 1 44 43 65 00
		Stéphanie Constand-Attelian	+ 33 (0) 1 44 43 74 44
+ 33 (0) 6 22 23 62 10

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Forward looking statement

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis Groupe, Publicis Omnicom Group, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis Groupe as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, 437 Madison Avenue, New York, New York 10022, +1-212-415-3011 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis Groupe or Publicis Omnicom Group).

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Important Additional Information for Publicis Groupe Shareholders

Publicis Groupe will prepare a report to be made available in connection with the Publicis Groupe meeting of shareholders called to approve the proposed transaction (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis Groupe on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom, Publicis Groupe and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transaction contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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OMNICOM ET PUBLICIS GROUPE

ANNONCENT LEUR FUSION

Une fusion entre égaux donnant naissance à

Publicis Omnicom Group, leader de la communication, de la publicité, du marketing et du numérique, avec un revenu 2012 combiné

de €17.7 milliards d’euros / $22.7 milliards de dollars

Une capitalisation boursière cumulée de

€26.5 milliards d’euros / $35.1 milliards de dollars

•      Cette opération réunira des réseaux d’agences de premier plan, offrant aux clients l’offre de services la plus complète du secteur à l’échelle mondiale et un vivier de compétences inégalé

•      Le nouveau groupe sera dirigé conjointement par John Wren, CEO d’Omnicom, et Maurice Lévy, Président du Directoire de Publicis Groupe, en qualité de co-CEOs

•      L’opération sera créatrice de valeur pour les clients, les collaborateurs et les actionnaires

•      Les collèges d’actionnaires de Publicis Groupe et Omnicom détiendront chacun environ 50% du capital de la nouvelle société

•

•      La nouvelle entité devrait être cotée au NYSE et à Euronext Paris et incluse dans les indices S&P 500 et CAC 40

Mr. Wren et Mr. Lévy ont déclaré : « Nous avons, depuis de nombreuses années, beaucoup de respect l’un pour l’autre ainsi que pour nos sociétés respectives. Ce respect mutuel s’est encore renforcé ces derniers mois en travaillant pour faire de cette fusion une réalité. Nous nous réjouissons de diriger ensemble le nouveau groupe et sommes enthousiastes à l’idée de ce que nos équipes pourront réaliser en commun pour nos clients et nos actionnaires ».

New York et Paris, le 28 juillet 2013 – Omnicom Group Inc. (NYSE: OMC) et Publicis Groupe SA (Euronext Paris: FR0000130577) annoncent aujourd’hui la signature d’un accord définitif portant sur une fusion entre égaux, aboutissant à la création du leader mondial de la communication, de la publicité, du marketing et du numérique, avec un revenu 2012 combiné de 17,7 milliards d’euros / 22,7 milliards de dollars. Sur la base des cours de clôture au 26 juillet 2013, la capitalisation boursière combinée de Publicis Omnicom Group s’élève à 26,5 milliards d’euros / 35,1 milliards de dollars. La nouvelle entité, forte de plus de 130 000 professionnels, sera idéalement positionnée pour répondre aux nouveaux besoins de tous ses clients et construire leurs marques et leurs succès dans un environnement en constante mutation.

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L’opération, qui a été approuvée à l’unanimité par le Board d’Omnicom, le Directoire et le Conseil de Surveillance de Publicis Groupe, permet de réunir le portefeuille le plus complet d’agences de premier plan et de proposer aux clients du nouvel ensemble les meilleurs talents du secteur, dans tous les domaines et partout dans le monde. Publicis Omnicom Group regroupera des agences emblématiques telles que, parmi d’autres, BBDO, Saatchi & Saatchi, DDB, Leo Burnett, TBWA, Razorfish, Publicis Worldwide, Fleishman-Hillard, DigitasLBi, Ketchum, StarcomMediaVest Group (SMG), OMD, BBH, Interbrand, MSLGROUP, RAPP, Publicis Healthcare Communications Group (PHCG), Proximity, Rosetta, CDM, ZenithOptimedia et Goodby, Silverstein and Partners.

Maurice Lévy, Président du Directoire de Publicis Groupe, a déclaré : « Le paysage de la communication et du marketing a connu un bouleversement profond ces dernières années, avec le développement exponentiel de nouveaux géants dans le domaine des médias et en particulier d’Internet, l’explosion des « Big Data », l’effacement des frontières entre les différents métiers et l’évolution profonde des modes de consommation. Cela représente à la fois un défi considérable et une formidable opportunité pour nos clients. Avec John, nous avons conçu cette fusion pour apporter les meilleures solutions à nos clients en constituant l’offre la plus complète de services analogiques et numériques. De façon toute aussi importante, ce rapprochement offre à nos talents un avenir à la croisée de l’intelligence stratégique, de la créativité, de la science et de la technologie ».

John Wren, Directeur Général (CEO) d’Omnicom, a déclaré : « Maurice et moi-même sommes persuadés que ce nouveau groupe est la réponse à notre volonté commune d’attirer les meilleurs talents, de renforcer encore notre portefeuille de clients et d’affirmer notre leadership en matière d’innovation. Omnicom et Publicis Groupe réinventent notre industrie en proposant un nouveau standard de service à nos clients dans tous les métiers du marketing et dans le monde entier. Ce rapprochement va nous permettre de tirer le meilleur des compétences exceptionnelles de nos talents, de notre large offre de services, de notre présence renforcée à l’échelle mondiale et de notre formidable portefeuille de clients, qu’ils soient des géants mondiaux ou des acteurs locaux. En un mot, nous sommes convaincus que cette fusion va permettre d’accélérer la croissance de notre nouvelle société et bénéficier dans la durée, à nos clients, à nos équipes et à nos actionnaires ».

M. Wren et M. Lévy ont déclaré : « Nous avons, depuis de nombreuses années, beaucoup de respect l’un pour l’autre ainsi que pour nos sociétés respectives. Ce respect mutuel s’est encore renforcé ces derniers mois en travaillant pour faire de cette fusion une réalité. Nous nous réjouissons de diriger ensemble le nouveau groupe et sommes enthousiastes à l’idée de ce que nos équipes pourront réaliser en commun pour nos clients et nos actionnaires ».

Publicis Omnicom Group disposera d’une gouvernance équilibrée, en adéquation avec l’esprit d’une fusion entre égaux. Le Président du Directoire de Publicis Groupe et le Directeur Général (CEO) d’Omnicom dirigeront la société en tant que co-Directeurs Généraux (Co-CEOs) durant une période initiale d’intégration et de développement de 30 mois, à la suite de laquelle M. Lévy deviendra Président du Conseil d’Admistration non-exécutif (Chairman) et M. Wren continuera à exercer les fonctions de Directeur Général (CEO). La société disposera d’un Conseil d’Administration composé de 16 membres, comprenant les deux co-Directeurs Généraux et sept administrateurs non-exécutifs provenant de chaque société.

Pendant la première année suivant la clôture de l’opération, M. Bruce Crawford, actuellement Président (Chairman) d’Omnicom, assurera les fonctions de Président non-exécutif (Chairman) de Publicis Omnicom Group. L’actuelle Présidente du Conseil de Surveillance de Publicis Groupe, Mme Elisabeth Badinter, lui succèdera en tant que Présidente non-exécutive (Chairperson) pour la deuxième année suivant la clôture de l’opération.

L’opération devrait être fortement créatrice de valeur pour les actionnaires. Les réseaux d’agences, le portefeuille de services et la couverture géographique élargie du nouveau groupe permettront d’accélérer la croissance des revenus et de générer des synergies opérationnelles. Les effets d’échelle et les synergies internes de l’ensemble combiné devraient permettre de générer des gains d’efficacité de 500 M$ / 377 M€.

Note : Capitalisations boursières et gains d’efficacité convertis sur la base d’un taux de change USD/EUR de 1,327 (au 26 juillet 2013) ; revenus convertis sur la base d’un taux de change USD/EUR de 1.285 (moyenne 2012)

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L’opération prend la forme d’une fusion entre égaux transfrontalière au sein d’une holding, Publicis Omnicom Group, domiciliée aux Pays-Bas. Les sièges opérationnels du groupe resteront basés à Paris et New York. La fusion devrait être fiscalement neutre pour les actionnaires des deux sociétés. L’opération a été structurée de façon à ce que les collèges d’actionnaires de Publicis Groupe et d’Omnicom détiennent chacun, après dividendes exceptionnels, environ 50% du capital de Publicis Omnicom Group. Les actionnaires de Publicis Groupe recevront une action ordinaire nouvelle Publicis Omnicom Group pour chaque action Publicis Groupe, ainsi qu’un dividende exceptionnel de 1,00 euro par action. Les actionnaires d’Omnicom recevront 0,813 action ordinaire nouvelle Publicis Omnicom Group pour chaque action Omnicom, ainsi qu’un dividende exceptionnel de 2,00 dollars par action. Par ailleurs, les actionnaires d’Omnicom recevront jusqu’à deux dividendes trimestriels ordinaires de 0,40 dollar par action si de tels dividendes sont annoncés et détachés avant la clôture de l’opération.

Mme Badinter et les membres de la famille ainsi que M. Lévy ont conclu des accords reflétant leur soutien à l’opération. M. Wren, M. Crawford et M. Weisenburger, Directeur Financier (CFO) d’Omnicom, ont également conclu des accords en ce sens.

Publicis Omnicom Group devrait être coté au NYSE et à Euronext Paris sous le symbole OMC et inclus au sein des indices S&P 500 et CAC 40.

L’opération est conditionnée à l’approbation des actionnaires des deux sociétés, ainsi qu’à l’obtention des diverses autorisations réglementaires requises. La clôture devrait intervenir au quatrième trimestre 2013 ou au premier trimestre 2014.

Publicis Groupe et Omnicom ont souhaité que les cotations de leurs actions respectives débutent simultanément le premier jour de bourse suivant l’annonce de l’opération. Par conséquent et compte tenu du décalage horaire, Publicis Groupe a demandé à Euronext Paris de décaler la cotation de ses actions à 9h30 heure de New York / 15h30 heure de Paris.

Moelis & Company est conseil financier d’Omnicom sur l’opération. Rothschild agit en tant que conseil financier de Publicis Groupe. Latham & Watkins LLP et De Brauw Blackstone Westbroek N.V. agissent en tant que conseils juridiques d’Omnicom. Wachtell, Lipton, Rosen & Katz, Darrois Villey Maillot Brochier et NautaDulith N.V. agissent en tant que conseils juridiques de Publicis Groupe. Jones Day est également conseil juridique.

Présentation investisseurs enregistrée et webcast investisseurs en direct demain

Publicis Groupe et Omnicom diffuseront une présentation investisseurs enregistrée, comprenant une intervention vidéo des CEOs et un slideshow, sur leurs sites de relations investisseurs respectifs, à compter de 6h00 CET (minuit ET) demain, lundi 29 juillet. Les investisseurs souhaitant consulter ces éléments peuvent utiliser les liens ci-dessous :

http://www.publicisgroupe.com/#/en/relations

http://www.omnicomgroup.com/InvestorRelations

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Un slide show sera mis à disposition aujourd’hui 9h00 (ET) / 15h00 (CET).

Vidéo pré-enregistrée

Une présentation des Présidents des sociétés sera disponible en vidéo, sur les sites internet de chacune des sociétés lundi 29 juillet.

Conférence téléphonique

Une conférence téléphonique se déroulera lundi 29 juillet à 8h00 (ET) 14h00 (CET).

PRIMARY DIAL-IN #: 800 901.5213 US

SECONDARY DIAL-IN #: 617 786.2962 INTERNATIONAL

PARTICIPANT PASSCODE: 37553167

A propos de Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] est l’un des premiers groupes mondiaux de communication. Nous sommes présents dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta, VivaKi), les agences créatives (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia) et enfin la communication santé avec Publicis Healthcare Communications Group (PHCG). Le Groupe est présent dans 108 pays et compte environ 60 000 collaborateurs.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | Linkedin : Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Viva la Difference !

A propos d’Omnicom

Omnicom Group Inc. (NYSE: OMC) est un leader mondial des services de communication et de marketing. A travers un large réseau d’agences spécialisées et de marques, le groupe offre ses services à plus de 5 000 clients dans les domaines de la publicité, des médias, du marketing digital et interactif, du marketing direct et promotionnel, des relations publiques et des services de communication spécialisés. Omnicom est présent dans plus de 100 pays.

www.Omnicom.com |

Contacts Communication
Omnicom
Joanne Trout		Publicis Groupe
	+(1) 212-415-3669	Peggy Nahmany	+ 33 (0)1 44 43 72 83
Ketchum
AJ Goodman		Keskst and Company
	+(1) 646-935-4123	Ruth Pachman	+(1) 917-842-1122
Contacts Relations
Investisseurs
Omnicom Randall Weisenburger	+(1) 212-415-3393	Publicis Groupe Martine Hue	+ 33 (0)1 44 43 65 00
		Stéphanie Constand-Attelian	+ 33 (0)1 44 43 74 44

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être

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accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

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Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PURPLE, ORANGE, PURPLE ORANGE GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

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Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

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